Exhibit 99.1

Summit Therapeutics plc

(‘Summit’ or the ’Company’)

Award of Share Options

Oxford, UK, and Cambridge, MA, US, 22 October 2018 – Summit Therapeutics plc (NASDAQ: SMMT, AIM: SUMM), a leader in new mechanism antibiotic innovation, announces the grant of options over new ordinary shares of one penny nominal value (‘Ordinary Shares’) on 19 October 2018 to the Chief Executive Officer, PDMRs and other employees in line with the Company’s Long Term Incentive Plan.

The Remuneration Committee of the Board of Directors determined that this award of share options is the optimal way to re-incentivise its employees as the Company seeks to deliver its strategy of creating a successful antibiotics business. This option grant has been issued on terms and performance conditions that reflect the current business strategy and in particular provides the senior executives responsible for executing that strategy with meaningful and targeted incentives.

Details of the grant to the Chief Executive Officer and the other PDMRs are summarised below.

Director/PDMR	Position	Options Awarded	Total number of Options Held
Glyn Edwards	Chief Executive Officer	2,375,309	2,785,268
Erik Ostrowski	Chief Financial Officer	1,439,661	1,439,661
David Roblin	Chief Operating Officer, President of R&D	1,439,661	1,539,661

All options awarded to the Chief Executive Officer and the other PDMRs on 19 October 2018 have an exercise price of 29.5 pence per share and will vest in full on 19 October 2021 subject to achievement of performance conditions pertaining to corporate and programme development milestones and continued service to the Company.

Separately, Summit announces that Erik Ostrowski surrendered options to subscribe for a total of 1,376,557 Ordinary Shares. The surrendered options all have an exercise price in excess of 105 pence.

In addition, the Company has granted Options over a further 4,345,369 Ordinary Shares to other employees of the Company on the same date. These options also have an exercise price of 29.5 pence per share. They will vest in nine equal tranches on a quarterly basis from 19 October 2019 and will vest in full on 19 October 2021, or sooner on the happening of certain corporate events reflecting the achievement of the Group’s long-term objectives.

The exercise price of 29.5 pence per share for all options granted on 19 October 2018 was the mid-market closing price of the Ordinary Shares on AIM on 19 October 2018. The maximum number of outstanding share options that are capable of vesting, following the grants referred to above, is 10,983,897 representing 13.4 per cent of the currently issued ordinary share capital of the Company.

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014 (MAR).

About Summit Therapeutics

Summit Therapeutics is a leader in antibiotic innovation. Our new mechanism antibiotics are designed to become the new standards of care for the benefit of patients and create value for payors and healthcare providers. We are currently developing new mechanism antibiotics for C. difficile infection and gonorrhoea and are using our proprietary Discuva Platform to expand our pipeline. For more information, visit www.summitplc.com and follow us on Twitter @summitplc.

Contacts

Summit Therapeutics
Glyn Edwards / Richard Pye (UK office)	Tel:	+44 1235 443 951
Erik Ostrowski / Michelle Avery (US office)	Tel:	+1 617 225 4455

Cairn Financial Advisers LLP (Nominated Adviser)	Tel:	+44 20 7213 0880
Liam Murray / Tony Rawlinson

Summit Forward-looking Statements

Any statements in this press release about the Company’s future expectations, plans and prospects, including but not limited to, statements about the impact of share option surrenders on the Company’s financial statements, the clinical and preclinical development of the Company’s product candidates, the therapeutic potential of the Company’s product candidates, the potential of the Discuva Platform, the potential commercialisation of the Company’s product candidates, the sufficiency of the Company’s cash resources, the timing of initiation, completion and availability of data from clinical trials, the potential submission of applications for marketing approvals and other statements containing the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from ongoing and future clinical trials and the results of such trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials or preclinical studies will be indicative of the results of later clinical trials, expectations for regulatory approvals, laws and regulations affecting government contracts, availability of funding sufficient for the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the “Risk Factors” section of filings that the Company makes with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F for the fiscal year ended 31 January 2018. Accordingly, readers should not place undue reliance on forward-looking statements or information. In addition, any forward-looking statements included in this press release represent the Company’s views only as of the date of this release and should not be relied upon as representing the Company’s views as of any subsequent date. The Company specifically disclaims any obligation to update any forward-looking statements included in this press release.

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